January 21, 2020

Yongke Xue
Chief Executive Officer
Future FinTech Group Inc.
23F, China Development Bank Tower
No. 2 Gaoxin 1st Road
Xi'an, Shaanxi, China 710075

       Re: Future FinTech Group Inc.
           Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A Filed January 13, 2020
           File No. 001-34502

Dear Mr. Xue:

        We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.
Unless we note otherwise, our references to prior comments are to comments in our January 8,
2020 letter.

Preliminary Proxy Statement on Schedule 14A filed January 13, 2020

Unaudited Pro Forma Condensed Consolidated Financial Information, page 32

1. We note that the changes made in response to comment 3 were not fully compliant.
      Please further revise the unaudited pro forma statements of operations presented on pages
      34 and 35 to remove the basic and diluted earnings per share information relating to discontinued operations. Refer to Instruction 1 to Rule 11-02 of Regulation S-X.
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements
Notes of Pro Forma Adjustments, page 38

2. We note that the revised notes to the pro forma adjustments included in response to comment 2 are overly broad and do not describe the specific adjustments that are
 Yongke Xue
Future FinTech Group Inc.
January 21, 2020
Page 2
      referenced to them. For example, the $7,983,827 pro forma adjustment to Other receivables is referenced to note (1), but the note does not explain what the adjustment represents and why Other receivables would increase by that amount as a result of the planned sale. The same is true for the $6,113,792 pro forma adjustment increasing
      Accrued expenses. Please revise your notes to include clear and specific descriptions of the pro forma adjustments referenced to them.
Notes to Consolidated Financial Statements of Hedetang HongKong, page 41

3. Please revise to include notes to the financial statements that disclose the material components of Other Receivables and Accrued Expenses and to describe the transactions that resulted in the amounts being recorded.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Charles Eastman at (202) 551-3794 or Martin James, Senior Advisor, at
(202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Russell Mancuso at (202)
551-3617 with any other questions.



                                                           Sincerely,
FirstName LastNameYongke Xue
                                                           Division of
Corporation Finance
Comapany NameFuture FinTech Group Inc.
                                                           Office of
Manufacturing
January 21, 2020 Page 2
cc:       Jeffrey Qiong Li, Esq.
FirstName LastName